Paris, October 29, 2020

Sanofi Q3 2020 business EPS(1) growth of 8.8% at CER

Q3 2020 sales growth(2) driven by strong Dupixent® and flu vaccines demand.
•Net sales were €9,479 million, up 5.7%(2) at CER and down 0.2% on a reported basis.
•Specialty Care sales grew 23.8%, driven by strong Dupixent® performance (+68.6% to €918 million) and growth in all franchises.
•Vaccines sales up 13.6%, driven by record flu sales partly offset by decline in boosters, travel and Menactra® due to COVID-19.
•General Medicines sales single-digit decline (-6.4%), reflecting China VBP program and U.S. Diabetes.
•CHC sales down 1.1% due to Zantac® voluntary recall in October 2019 and lower in-person pharmacy traffic in Rest of the World.
Q3 2020 business EPS(1) growth at CER driven mainly by strong sales performance and efficiencies.
•Q3 2020 business net income was up 1.0% on a reported basis to €2,299 million and increased 9.4% at CER.
•Q3 2020 business EPS(1) was €1.83, up 0.5% on a reported basis and 8.8% at CER.
•Q3 2020 IFRS EPS was €1.55.
Delivering on R&D
•Adding seven new Phase 3 programs to our oncology and immunology pipelines.
•COVID-19 adjuvanted recombinant protein-based vaccine Phase 1/2 trial fully enrolled.
•Principia acquisition brings full ownership of brain-penetrant BTKi tolebrutinib and innovative BTKi platform.
2020 business EPS(1) guidance revised upward
•Sanofi now expects 2020 business EPS(1) to grow between 7% and 8%(3) at CER, barring unforeseen major adverse events. Applying average October 2020 exchange rates, the currency impact on 2020 business EPS is estimated to be between -6% to -7%.
Sanofi Chief Executive Officer, Paul Hudson, commented:
“We achieved a strong quarter supported by solid sales from both Dupixent® and Vaccines which allows us to upgrade our full year guidance. We remain focused on executing on our strategic priorities that will deliver promising medicines to address significant patient needs. To this end, we strengthened our R&D pipeline with the successful completion of the Principia acquisition, adding multiple BTK inhibitors to address a variety of serious illnesses. Our COVID-19 vaccines development efforts continue on a fast track along with ensuring global access with pre-orders signed with major countries, regions, and non-profit organizations who will work to distribute the vaccine to those who most need it.”
.

	Q3 2020	Change	Change at CER	9M 2020	Change	Change at CER
IFRS net sales reported	€9,479m	-0.2%	+5.7%	€26,659m	+0.5%	+3.0%
IFRS net income reported	€1,952m	+10.5%	—	€11,233m	+298.9%	—
IFRS EPS reported	€1.55	+9.9%	—	€8.96	+298.2%	—
Free cash flow(4)	€1,884m	+4.7%	—	€5,452m	+39.7%	—
Business operating income	€3,027m	+1.0%	+9.2%	€7,710m	+5.6%	+9.6%
Business net income(1)	€2,299m	+1.0%	+9.4%	€5,820m	+5.5%	+9.6%
Business EPS(1)	€1.83	+0.5%	+8.8%	€4.64	+5.0%	+9.3%

(1) In order to facilitate an understanding of operational performance, Sanofi comments on the business net income statement. Business net income is a non-GAAP financial measure (definition in Appendix 7). The consolidated income statement for Q3 2020 is provided in Appendix 3 and a reconciliation of reported IFRS net income to business net income is set forth in Appendix 4; (2) Changes in net sales are expressed at constant exchange rates (CER) unless otherwise indicated (definition in Appendix 7); (3) 2019 restated business EPS was €5.64, reflecting the discontinuation of equity method accounting for Regeneron investment; (4) Free cash flow is a non-GAAP financial measure (definition in Appendix 7).

2020 third-quarter and first nine months Sanofi sales
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Unless otherwise indicated, all percentage changes in sales in this press release are stated at CER1
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In the third quarter of 2020, Sanofi sales were €9,479 million, down 0.2% on a reported basis. Exchange rate movements had a negative effect of 5.9 percentage points, mainly driven by the decrease of the U.S. dollar, Brazilian real, Turkish lira, Argentine and Mexican pesos, Russian ruble and Chinese yuan. At CER, Sanofi sales increased 5.7%.
In the first nine months of 2020, Sanofi sales reached €26,659 million, up 0.5% on a reported basis. Exchange rate movements had a negative effect of 2.5 percentage points. At CER, Sanofi sales were up 3.0%.

Global Business Units
Third-quarter 2020 net sales by Global Business Unit (€ million; % of total sales)
Third-quarter 2020 net sales by geographic region (€ million; % of total sales)
2020 third-quarter and first nine months business operating income
Third-quarter business operating income (BOI) increased 1.0% to €3,027 million. At CER, BOI increased 9.2%. The ratio of BOI to net sales increased 0.3 percentage points to 31.9% versus the prior year. In the first nine months, BOI increased 5.6% to €7,710 million. At CER, BOI increased 9.6%. The ratio of business operating income to net sales increased 1.4 percentage points to 28.9%.

1 See Appendix 7 for definitions of financial indicators.

Pharmaceuticals
Third-quarter 2020 Pharmaceutical sales increased 4.5% to €6,361 million, with double-digit growth of the Specialty Care portfolio mainly driven by the strong performance of Dupixent® which largely offset lower sales in General Medicines due to pricing pressures from the VBP (volume-based procurement) program in China and the Diabetes franchise in the U.S. First nine months Pharmaceuticals sales increased 3.3% to €19,381 million driven by the strong performance of Specialty Care.

Specialty Care

Dupixent

Net sales (€ million)	Q3 2020	Change at CER	9M 2020	Change at CER
Total Dupixent®	918	+68.6%	2,552	+83.5%
Dupixent® (collaboration with Regeneron) generated sales of €918 million in the third quarter (up 68.6%). In the U.S., Dupixent® sales of €725 million (up 67.7%) were driven by continued strong demand in atopic dermatitis (AD) in adult and adolescent patients, rapid adoption in children aged 6 to 11 years (approved in May 2020) and continued uptake in asthma. Dupixent® total prescriptions (TRx) increased 80% (year-over-year) and new-to-brand prescriptions (NBRx) grew 25% despite fewer in-person physician visits which remain below the pre-COVID level. In Europe, third-quarter Dupixent® sales grew 73.2% to €97 million reflecting continued growth in AD in key countries and additional launches in asthma in other European markets. In Japan, sales were €48 million (up 31.6%), where strong demand was moderated by the government price decrease implemented in April 2020. Dupixent® was approved in China for the treatment of adults with moderate-to-severe AD in June and more than 1,100 patients have already been treated. First nine months Dupixent® sales reached €2,552 million, up 83.5% reflecting increased penetration into eligible AD and asthma populations as well as expansion in additional geographies and new indications in younger populations.

Multiple Sclerosis/Neurology/Other Inflammation & Immunology

Net sales (€ million)	Q3 2020	Change at CER	9M 2020	Change at CER
Aubagio®	505	+6.7%	1,573	+13.0%
Lemtrada®	24	-56.1%	92	-58.3%
Kevzara®	59	+28.6%	176	+35.9%
Total Multiple Sclerosis/ Neurology/Other I&I	588	+2.5%	1,841	+5.7%
Third-quarter and first nine months Multiple Sclerosis/Neurology/Other I&I sales increased 2.5% (to €588 million) and 5.7%, respectively driven by Aubagio® and Kevzara® sales growth.
Aubagio® sales increased 6.7% in the third quarter to €505 million, driven by Europe (up 15.4%), mainly benefiting from demand growth and a price increase in Germany. In the U.S., Aubagio® sales grew 2.8% reflecting continued strong adherence and pricing benefit, which offset the unwinding of COVID-19 related patient stocking and lower new patient starts. In the first nine months, Aubagio® sales increased 13.0% mainly driven by stronger demand and price increases in the U.S and Germany.
Third-quarter and first nine months Lemtrada® sales decreased 56.1% (to €24 million) and 58.3%, respectively, primarily due to the COVID-19 pandemic, which has led to a decrease in infused immune reconstitution therapies such as Lemtrada®.
Third-quarter and first nine months Kevzara® (collaboration with Regeneron) sales were up 28.6% (to €59 million) and 35.9%, respectively, reflecting launch dynamics and modest COVID-19 impact.

Rare Disease

Net sales (€ million)	Q3 2020	Change at CER	9M 2020	Change at CER
Myozyme® / Lumizyme®	241	+11.5%	713	+6.8%
Fabrazyme®	204	+6.4%	617	+4.7%
Cerezyme®	162	+6.0%	530	+5.8%
Aldurazyme®	55	+20.4%	177	+7.1%
Cerdelga®	60	+18.9%	175	+17.2%
Others Rare Disease	23	+4.3%	65	+4.8%
Total Rare Disease	745	+9.7%	2,277	+6.7%
In the third quarter, Rare Disease sales increased 9.7% to €745 million, reflecting favorable order phasing in Rest of the World and partial COVID-19 recovery largely in the U.S. First nine months Rare Disease sales increased 6.7% driven by Rest of the World.
Third-quarter Cerezyme® sales increased 6.0% to €162 million, primarily due to favorable order phasing in the Rest of the World. Third-quarter Cerdelga® sales increased 18.9% to €60 million driven by patient accruals largely in the U.S. (up 20.0%). Sales of the Gaucher franchise (Cerezyme® + Cerdelga®) increased 9.0% (to €222 million) in the third quarter and 8.4% in the first nine months mainly driven by favorable order phasing and new patient accruals in the Rest of the World.
Third-quarter Myozyme®/Lumizyme® sales increased 11.5% to €241 million supported by new patient accruals, patients returning to treatment, and inventory build in the U.S. as well as favorable order phasing in Rest of the World. First nine months Myozyme®/Lumizyme® sales increased 6.8% driven by new patient accruals in the U.S. and Rest of the World.
Third-quarter Fabrazyme® sales increased 6.4% to €204 million reflecting patients returning to treatment in the U.S. and sales growth in the Rest of the World despite competition and price reduction in Japan. Fabrazyme® was launched in China in May and is the first treatment for Fabry disease to be approved in China. First nine months Fabrazyme® sales were up 4.7%, reflecting new patient accruals in the U.S. and Europe, partially offset by COVID-19 impact.

Oncology

Net sales (€ million)	Q3 2020	Change at CER	9M 2020	Change at CER
Jevtana®	134	+16.0%	405	+14.0%
Fasturtec®	42	+29.4%	114	+16.2%
Libtayo®	21	+425.0%	48	—
Sarclisa®	13	—	18	—
Total Oncology	210	+37.6%	585	+28.1%
Third-quarter Oncology sales increased 37.6% to €210 million, driven by Sarclisa® and Libtayo® launches and growth from legacy franchises. In the first nine month, Oncology sales were up 28.1% supported by growth in all three regions.
Third-quarter Jevtana® sales increased 16.0% to €134 million driven by strong demand in the U.S. (up 34.0%) and Europe (up 14.3%). Sales performance benefited from increased demand in metastatic castration-resistant prostate cancer following publication of the results of the CARD study in this disease setting at ESMO (European Society for Medical Oncology) and in the NEJM (New England Journal of Medicine) in September 2019. First nine months sales of Jevtana® were up 14.0% driven by the U.S. performance. In the U.S., the Jevtana® composition of matter patent will expire in September 2021. From May to July 2020, Sanofi filed patent infringement suits against all generic filers on Jevtana® under Hatch-Waxman in the U.S. District Court for the District of Delaware asserting two method of use patents (US 10,583,110 and US 10, 716,777), both of which lasts until October 2030.
Libtayo® (collaboration with Regeneron) approved for the treatment of patients with metastatic cutaneous squamous cell carcinoma (CSCC) or locally advanced CSCC who are not candidates for curative surgery or curative radiation had ex-U.S. sales of €21 million in the third quarter and €48 million in the first nine months. Sales were driven by new country launches. To date, Libtayo® has been launched in 17 countries outside the U.S. and up to 7 additional country launches are planned by the end of 2020. U.S. Libtayo® sales are reported by Regeneron.
Sarclisa® was approved in March in the U.S. for the treatment of adults with relapsed refractory multiple myeloma (RRMM) who have received at least two prior therapies including lenalidomide and a proteasome inhibitor and in June by the European Commission in certain adults with RRMM. Third-quarter Sarclisa® sales were €13 million of which €9 million was generated in the U.S. despite the challenging launch environment due to COVID-19. Sarclisa® is now launched in the U.S., Austria, Japan, Switzerland, Canada and UK. Five additional commercial launches are expected by year-end.

Rare Blood Disorder

Net sales (€ million)	Q3 2020	Change at CER	9M 2020	Change at CER
Eloctate®	152	-1.9%	482	-5.3%
Alprolix®	109	+10.6%	335	+10.5%
Cablivi®	31	+65.0%	83	+110.0%
Total Rare Blood Disorder	292	+7.3%	900	+5.8%
In the third quarter, Rare Blood Disorder franchise sales were €292 million, up 7.3% driven by Cablivi® and Alprolix® performance. First nine months franchise sales increased 5.8% driven by these two products which largely offset Eloctate® sales decline in the U.S.
Eloctate® sales were €152 million in the third quarter, down 1.9% due to lower U.S. sales (-6.6%) as a result of ongoing competitive pressure. In the Rest of the World, Eloctate® sales increased 12.5% driven by phasing of sales following changes to the supply relationship with Sobi more than offsetting lower sales in Japan due to a price reduction and competitive pressures. Eloctate® sales to Sobi are expected to be volatile for the foreseeable future. First nine months Eloctate® sales decreased 5.3% driven by competitive pressure in the U.S.
Alprolix® sales were €109 million in the third quarter, up 10.6%, mainly driven by patient switches from short-acting factors, prophylaxis conversion and increased sales to Sobi (Rest of the World sales up 24.0%) following changes to the supply relationship with Sobi. Alprolix® sales to Sobi are expected to be volatile for the foreseeable future. First nine months Alprolix® sales increased 10.5% as a result of the U.S performance and sales to Sobi.
Cablivi® for the treatment of adults with acquired thrombotic thrombocytopenic purpura (aTTP) generated third-quarter sales of €31 million mainly driven by the U.S., Germany and successful launch in Italy. In Europe, the product is commercially available in several countries and has a temporary license to be sold in France. First nine months Cablivi® sales were €83 million reflecting sales in the U.S. as well as additional launches in Europe. In July; the International Society on Thrombosis and Haemostasis (ISTH) published the first evidence based global guidelines on the diagnosis and treatment of thrombotic thrombocytopenic purpura (TTP) in the Journal of Thrombosis and Haemostasis. The ISTH guidelines suggest treatment with Cablivi® in combination with plasma exchange and immunosuppressive therapy for first episode or relapse in all adult aTTP patients.

General Medicines

Diabetes

Net sales (€ million)	Q3 2020	Change at CER	9M 2020	Change at CER
Lantus®	657	-7.1%	2,074	-6.9%
Toujeo®	216	+3.7%	712	+11.4%
Total glargine	873	-4.6%	2,786	-2.8%
Apidra®	79	+2.4%	252	+2.7%
Admelog®	48	-2.0%	142	-26.8%
Soliqua®	40	+27.3%	115	+41.0%
Other diabetes	106	-12.8%	327	-12.1%
Total Diabetes	1,146	-4.0%	3,622	-3.6%
In the third quarter, global Diabetes sales decreased 4.0% to €1,146 million, due to a continued decline in the average U.S. glargine price (Lantus® and Toujeo®), lower Amaryl® sales in China as well as some COVID-19 impact, mainly in the Rest of the World. First nine months franchise sales were down 3.6% mainly due to lower glargine sales in the U.S.
Lantus® sales were €657 million in the third quarter, down 7.1%. mainly due to a continued decline in average U.S. price, patients switching to Toujeo® and biosimilar glargine competition. In Rest of the World, sales decreased 2.9%, reflecting some COVID-19 impact on the out-of-pocket market as well as an unfavorable phasing effect. First nine months Lantus® sales decreased 6.9%, mainly due to lower sales in the U.S. and to a lesser extent in Europe.
Third-quarter Toujeo® sales increased 3.7% to €216 million, driven by Rest of the World and Europe, which benefited from switches from Lantus® and new patient starts. In the U.S., third-quarter Toujeo® sales decreased 4.1% due to a continued decline in the average U.S. price which more than offset volume growth. Toujeo was approved in China in the third quarter and will be launched at the end of the year. First nine months Toujeo® sales increased 11.4%, driven by strong performance in Rest of the World and Europe.
Amaryl® sales decreased 16.7% in the third quarter to €67 million, due to lower sales in China (-44.4% to €20 million) reflecting the second wave of the VBP program which includes glimepiride (compound name of Amaryl®). As previously disclosed, Sanofi opted not to participate in the bidding for Amaryl® and expects sales in China for the brand to decline significantly in 2020. First nine months Amaryl® sales decreased 18.4% to €204 million reflecting the impact from VBP in China from April.
Third-quarter Soliqua®/Suliqua® sales increased 27.3% to €40 million driven by launches in Rest of the World. In the first nine months, Soliqua® sales increased 41.0% supported by strong growth in all three regions.

Cardiovascular and Established Rx Products

Net sales (€ million)	Q3 2020	Change at CER	9M 2020	Change at CER
Lovenox®	365	+17.1%	995	+1.5%
Plavix®	205	-39.9%	714	-35.6%
Aprovel®/Avapro®	133	-17.8%	439	-17.5%
Thymoglobulin®	87	+1.1%	236	-9.4%
Multaq®	79	-5.7%	233	-6.0%
Praluent®	50	-16.4%	196	+6.6%
Renvela®/Renagel®	63	-22.4%	194	-14.8%
Synvisc® /Synvisc-One®	56	-19.2%	152	-32.0%
Mozobil®	56	+16.0%	155	+9.1%
Eloxatin®	52	+1.9%	146	-7.5%
Taxotere®	41	+2.4%	119	-7.6%
Generics	219	-3.4%	713	-2.2%
Other	1,056	-4.4%	3,312	-4.9%
Total Cardiovascular and Established Rx Products	2,462	-7.5%	7,604	-9.4%
In the third quarter, Cardiovascular and Established Rx Products sales decreased 7.5% to €2,462 million, primarily driven by the decline in Plavix® and Aprovel® family sales in China, some COVID-19 impact, mainly in the Rest of the World.
Third-quarter Lovenox® sales increased 17.1% to €365 million, driven by Rest of the World (up 36.5% to €189 million), reflecting recent guidelines recommending the use of low molecular weight heparins in hospitalized COVID-19 patients. In Europe, Lovenox® sales were up 0.6% to €169 million benefiting from the catch-up of elective procedures which has offset biosimilar competition in several countries. First nine months Lovenox® sales were up 1.5% driven by Rest of the World sales growth which offset biosimilar competition in Europe.
Plavix® sales were down 39.9% in the third quarter to €205 million, primarily reflecting the decrease in China (sales down 64.1% to €72 million) due to net price adjustments following the implementation of the VBP program partially offset by volume gains. In Japan, Plavix® sales decreased 25.0% to €24 million due to a price reduction in October 2019. First nine months Plavix® sales decreased 35.6%, reflecting lower sales in China.
Third-quarter Aprovel®/Avapro® sales were down 17.8% to €133 million, primarily reflecting the decrease in China (sales down 37.8% to €44 million) due to lower net price following the implementation of the VBP program partially offset by volume gains. First nine months Aprovel®/Avapro® sales decreased 17.5%, reflecting lower sales in China.
As previously announced, Sanofi expects sales of Plavix® and the Aprovel® family in China to decline by around 50% in 2020 due to the implementation of the VBP program. In the third quarter, volume growth of Plavix® and CoAprovel® increased more than 60% in China in line with Sanofi’s full-year expectations.
Third-quarter Praluent® sales decreased 16.4% to €50 million, due to lower sales in the U.S. which more than offset performance in Europe (up 25.0% to €30 million). Praluent® was launched in China in April. Effective April 1, 2020, Sanofi has sole responsibility for Praluent® outside the U.S. while Regeneron has sole responsibility for Praluent® in the U.S. Both companies have entered into agreements to support manufacturing needs in the near term and Sanofi will book sales of Praluent® in 2020 in the U.S. First nine months Praluent® sales grew 6.6% driven by the U.S. and Rest of the World.
Pharmaceuticals business operating income
In the third quarter, business operating income (BOI) of Pharmaceuticals decreased 2.2% to €2,253 million. At CER, BOI increased 4.8%. The ratio of BOI to net sales decreased 0.4 percentage points to 35.4% versus the prior year. In the first nine months, BOI of Pharmaceuticals increased 9.0% (12.0% at CER) to €7,138 million. The ratio of BOI to net sales increased 2.6 percentage points to 36.8%.

Vaccines

Net sales (€ million)	Q3 2020	Change at CER	9M 2020	Change at CER
Influenza vaccines (incl. Vaxigrip®, Fluzone HD®, Fluzone® & Flublok®)	1,065	+53.1%	1,244	+54.0%
Polio/Pertussis/Hib vaccines (incl. Hexaxim® / Hexyon®, Pentacel®, Pentaxim® and Imovax®)	553	+13.4%	1,612	+10.4%
Meningitis/Pneumo vaccines (incl. Menactra®)	214	-26.5%	434	-19.9%
Adult Booster vaccines (incl. Adacel ®)	151	-13.2%	344	-16.1%
Travel and other endemic vaccines	71	-53.5%	225	-45.4%
Other vaccines	23	-21.4%	54	-30.8%
Total Vaccines	2,077	+13.6%	3,913	+5.9%
Third-quarter Vaccines sales increased 13.6% to €2,077 million reflecting the strong influenza vaccines performance across all geographies and PPH recovery partly offset by lower sales of Menactra®, adult booster and travel vaccines due to the COVID-19 pandemic. In the first nine months, Vaccines sales grew 5.9% driven by influenza vaccines as well as Pentaxim® in China offsetting the negative COVID-19 impact on the other vaccine franchises.
Influenza vaccines sales increased by 53.1% in the third quarter to €1,065 million, reflecting strong demand in the northern hemisphere. In the U.S. sales increased 52.8% to €833 million benefiting from increased sales of differentiated influenza vaccines as well as earlier shipments. In Europe, sales grew 52.3% to €131 million. Rest of the World sales reflected more substantial sales in China. As already communicated, Sanofi expects to deliver a total of about 80 million doses to the U.S. market in 2020. Third quarter global influenza vaccines sales represent about half of influenza vaccines sales expected in the second half of 2020. In the first nine months, influenza vaccines sales increased 54.0% reflecting the strong demand in the Northern and Southern hemispheres.
In the third quarter, Polio/Pertussis/Hib (PPH) vaccines sales increased 13.4% to €553 million driven by Pentacel® in the US (PPH sales were up 57.7%), Pentaxim® in China and Axim® family in Europe (PPH sales were up 16.9%), reflecting an increase in vaccinations following confinement. In the first nine months, PPH vaccines sales were up 10.4%, reflecting strong growth of Pentaxim® in China.
Third-quarter Menactra® sales were down 26.5% to €214 million, reflecting lower immunizations as a result of fewer students attending schools and universities in the U.S. due to COVID-19 as well as CDC inventory fluctuation. First nine months Menactra® sales decreased 19.9% to €434 million reflecting the COVID-19 impact.
Adult Booster vaccines sales decreased 13.2% in the third quarter to €151 million, mainly reflecting the COVID-19 impact on Adacel® in the U.S. and Repevax® in Europe. First nine months Adult Booster vaccines sales decreased 16.1% due to the COVID-19 impact.
Third-quarter and first nine month Travel and other endemic vaccines sales decreased 53.5% and 45.4% respectively, due to extensive travel restrictions.
Vaccines business operating income
In the third quarter, business operating income (BOI) of Vaccines increased 7.1% to €1,031 million. At CER, BOI increased 15.0%. The ratio of BOI to net sales decreased 0.3 percentage points to 49.6% versus the prior year. In the first nine months, BOI of Vaccines decreased 1.4% (up 4.6% at CER) to €1,451 million. The ratio of BOI to net sales decreased 1.4 percentage points to 37.1%.

Consumer Healthcare

Net sales (€ million)	Q3 2020	Change at CER	9M 2020	Change at CER
Allergy Cough & Cold	236	-13.4%	876	-1.8%
of which Allegra®	83	-5.4%	333	+1.5%
of which Mucosolvan®	19	-28.6%	71	+1.4%
of which Xyzal®	16	+41.7%	56	+43.6%
Pain	291	+5.0%	926	+3.8%
of which Doliprane®	75	+2.7%	239	+4.3%
of which Buscopan®	45	+30.0%	134	+11.8%
Digestive	211	+0.4%	637	-13.6%
of which Dulcolax®	61	+20.8%	175	+7.2%
of which Enterogermina®	37	-19.6%	138	-8.8%
of which Essentiale®	52	+31.0%	141	+3.5%
of which Zantac®	—	ns	(7)	-108.4%
Nutritionals	159	+4.2%	467	+5.6%
Other	144	+2.0%	459	+1.3%
of which Gold Bond®	46	-2.0%	153	+2.7%
Total Consumer Healthcare	1,041	-1.1%	3,365	-1.5%
In the third quarter, Consumer Healthcare (CHC) sales decreased 1.1% to €1,041 million mainly reflecting lower in-person pharmacy traffic due to the COVID-19 pandemic in Rest of the World and a lower demand for cough and cold products outside the U.S. Sales were also impacted by the voluntary recall of Zantac® in October 2019, divestments of non-core products and product suspensions due to changing regulatory requirements. First nine months CHC sales decreased 1.5% and were also impacted by these three negative factors. Excluding the Zantac® recall, third-quarter and first nine months sales CHC sales increased 0.1% and 1.1%, respectively.
In Europe, third-quarter CHC sales decreased 1.5% to €324 million, reflecting a lower demand for cough and cold products. In the first nine months, CHC sales in Europe were down 2.4% impacted by declines in the Allergy, Cough & Cold category reflecting reduced demand due to lockdown effects, divestments of non-core products and product suspensions due to changing regulatory requirements.
In the U.S., third-quarter CHC sales increased 2.7% to €250 million, reflecting growth in the Allergy portfolio (Allegra® and Xyzal®) which largely offset the impact of the Zantac® recall (-€12 million). First nine months U.S. sales decreased 2.8%, reflecting the impact of the Zantac® recall which offset the growth in the Allergy category.
In the Rest of the World, third-quarter CHC sales decreased 2.8% to €467 million, due to lower in-person pharmacy traffic (especially in Japan) as a result of the COVID-19 pandemic, which offset the strong performance in China. In the first nine months, the Rest of the World CHC sales slightly decreased (0.1%).
CHC business operating income
In the third quarter, business operating income (BOI) of CHC decreased 16.0% to €325 million. At CER, BOI decreased 6.7%. The ratio of BOI to net sales decreased 2.9 percentage points to 31.2% versus the prior year. In the first nine months of 2020, BOI of CHC decreased 15.4% (down 10.6% at CER) to €1,112 million. The ratio of BOI to net sales decreased 4.1 percentage points to 33.0%.

Company sales by geographic region

Sanofi sales (€ million)	Q3 2020	Change at CER	9M 2020	Change at CER
United States	3,974	+14.2%	9,854	+9.4%
Europe	2,272	+3.7%	6,617	-0.2%
Rest of the World	3,233	-1.7%	10,188	-0.3%
of which China	655	-8.9%	1,962	-11.2%
of which Japan	390	-11.2%	1,316	-10.9%
of which Brazil	169	-8.0%	629	+4.2%
of which Russia	140	-0.6%	504	+7.3%
Total Sanofi sales	9,479	+5.7%	26,659	+3.0%

Third-quarter sales in the U.S. increased 14.2% to €3,974 million driven by the strong sales performance of Dupixent® and influenza vaccines. First nine months U.S. sales increased 9.4% mainly driven by Dupixent® which more than offset lower Diabetes sales.
In Europe sales were up 3.7% in the third-quarter to €2,272 million. Dupixent®, influenza vaccines and oncology sales performance more than offset lower sales of Established Rx Products and Diabetes. First nine months sales in Europe were slightly down (0.2%) reflecting a decrease in Established Rx Products sales amplified by the COVID-19 pandemic and partially offset by the additional contribution from Dupixent®.
In the Rest of the World, sales decreased 1.7% to €3,233 million in the third quarter reflecting the adverse impacts of the VBP program in China partially offset by performance of Rare Disease, Vaccines, Lovenox® and Dupixent®. Sales in China decreased 8.9% to €655 million, despite strong growth of Vaccines, CHC and Dupixent® launch, as a result of the VBP program. In Japan, third-quarter sales decreased 11.2% to €390 million due to lower sales of Established Rx Products as well as CHC which was impacted by the COVID-19 pandemic. In the Rest of the World, first nine months sales were slightly down (-0.3%), mainly due to the impacts of the VBP program in China.

R&D update at the end of the third quarter 2020
Regulatory update
•The European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion for Supemtek® (recombinant influenza vaccine, sold under the name Flublok® in the US) for active immunization for the prevention of influenza in adults. Supemtek® is the first and only influenza vaccine to rely on recombinant manufacturing technology. Two Phase 3 randomized controlled trials involving more than 10,000 patients demonstrated its safety and efficacy in comparison with a standard-dose egg-based quadrivalent influenza vaccine, reducing the risk of influenza by an additional 30% for adults aged 50 years and above. A final decision by the European Commission (EC) is expected in Q4 2020.
•The CHMP adopted a positive opinion for MenQuadfi® for active immunization of individuals from the age of 12 months and older against invasive meningococcal disease caused by Neisseria meningitidis serogroups A, C, W and Y. The recommendation is supported by seven double-blind, randomized, multicenter Phase 2 and 3 clinical studies that assessed safety and immune responses following vaccination, with nearly 6,300 persons from toddlers 12 month and older to older adults. These studies compared MenQuadfi® with other licensed combination vaccines, demonstrating a good safety profile and high immune response against all four serogroups. A final decision by the EC is expected in Q4 2020.
•The EMA accepted for review the Marketing Authorization Application (MAA) for avalglucosidase alfa, for long-term enzyme replacement therapy for the treatment of patients with Pompe disease (acid α-glucosidase deficiency). Submission is based on positive data from two trials including both infantile-onset and late-onset Pompe disease patients. The UK’s Medicines and Healthcare Products Regulatory Agency issued a Promising Innovative Medicine Designation for the treatment of Pompe disease. Filing with the U.S. Food and Drug Administration (FDA) is also underway.
•A type II variation, to support a new indication of Sarclisa® in combination with carfilzomib and dexamethasone (Kd) for patients with multiple myeloma (MM) who have received at least one prior therapy, was successfully validated by EMA and has been formally accepted for review. The filing is based on the Phase 3 IKEMA trial showing a reduced risk of disease progression or death by 47% (hazard ratio 0.531, 99% CI 0.318-0.889, p=0.0007, n=179) compared to standard of care carfilzomib and dexamethasone (Kd) in patients (n=123) with relapsed MM. A supplemental BLA in combination with Kd was also submitted to the FDA.
•The FDA granted Dupixent® Breakthrough Therapy designation for the treatment of patients 12 years and older with eosinophilic esophagitis (EoE). The designation for this investigational use is based on positive results from Part A of a Phase 3 trial in patients with EoE. The EoE trial is ongoing, with additional patients enrolling in Part B as well as patients continuing in a 28-week extended active treatment period (Part C) after completing either Part A or Part B.
Portfolio update
Phase 3:
•Positive pivotal trial data for the investigational use of PD-1 inhibitor Libtayo® in first line locally advanced or metastatic non-small cell lung cancer (NSCLC) were presented at the European Society for Medical Oncology (ESMO) Virtual Congress 2020. Compared to platinum-doublet chemotherapy in patients whose tumor cells expressed PD-L1, including those whose cancers had confirmed PD-L1 expression of ≥50%, Libtayo monotherapy demonstrated a 32% reduction of risk of death, a 22-month median overall survival and a 41% reduced risk of disease progression. In a prespecified analysis of patients with confirmed PD-L1 expression of >50%, Libtayo reduced risk of death by 43%. Regulatory submissions are currently underway.
•Tolebrutinib, a brain penetrant BTK inhibitor, had first patients dosed in 2 out of the 4 Phase 3 trials across the entire spectrum of multiple sclerosis. All 4 trials are open for enrollment. The Phase 2 long-term extension safety and efficacy study has recruited 126 of the 129 patients participating in Phase 2. Currently, 98% remain on study. All patients have now switched to the open label 60 mg dose.
•A Phase 3 trial investigating Kevzara® at a dose of 200 mg or 400 mg in severely or critically ill patients hospitalized with COVID-19 outside the U.S. did not meet its endpoints when compared to placebo added to usual hospital care. The 420-patient randomized trial showed potential effect in sicker population with a 9% mortality reduction in ventilated patients, although not statistically significant.
•Following the successful completion of the acquisition of Principia Biopharma Inc, rilzabrutinib, a reversible covalent BTK inhibitor, is now in Sanofi’s Phase 3 pipeline for the treatment of patients with moderate to severe pemphigus, a group of rare, debilitating, autoimmune diseases that cause blistering of the skin and mucous membranes. Previously, rilzabrutinib was granted orphan drug designation by the FDA for the treatment of pemphigus vulgaris and by the EC for the treatment of pemphigus (pemphigus vulgaris and pemphigus foliaceus).

•Preparations for six additional Phase 3 programs have started during the quarter with first-patient-in targeted for either late in 2020 or early 2021: Amcenestrant (SAR439859) in 1L metastatic HR+ Breast Cancer in combination with palbociclib (AMEERA-5), itepekimab (anti-IL 33) in Chronic Obstructive Pulmonary Disease, rilzabrutinib in persistent or chronic immune thrombocytopenia (ITP, NCT04562766), and Dupixent® in Chronic Inducible Urticaria-Cold, Chronic Sinusitis without nasal polyposis, and Allergic Fungal Rhinosinusitis. Including rilzabrutinib in pemphigus (see above), Sanofi is adding a total of seven new Phase 3 programs to its oncology and immunology pipelines.
Phase 2:
•Following the successful completion of the acquisition of Principia Biopharma Inc, rilzabrutinib is now in Sanofi’s Phase 2 pipeline for the treatment of patients with IgG4-Related Disease (IgG4-RD), a rheumatologic disease driven by chronic inflammation, immune cell infiltration and fibrosis within organs. If left untreated, IgG4-RD can lead to severe morbidity including organ dysfunction and organ failure, which can be fatal. In addition, rilzabrutinib is also in Phase 2 for patients with immune thrombocytopenia (ITP), a rare autoimmune disease that causes high risk for bleeding, excessive bruising, fatigue and potential for life threatening intracranial bleeding due to destruction of platelets. A phase 3 is about to start (see above).
•A randomized, open-label study (CARMEN-LC05) evaluating the combination of SAR408701 (anti-CEACAM5 antibody drug conjugate) in combination with pembrolizumab in patients with previously untreated PD-L1 positive advanced or metastatic NSCLC is about to open (NCT04524689). Eligible patients require the expression of CEACAM5 as demonstrated prospectively by a centrally assessed Immunohistochemistry assay of ≥2+ in intensity involving at least 50% of the tumor cell population.
•The development of the combination of Sarclisa® and atezolizumab in squamous cell carcinoma of the head and neck has been terminated.
•The development of the Tdap booster, SP0173, will not be pursued further.
Phase 1:
•Sanofi and GSK initiated a Phase 1/2 clinical trial to evaluate the safety, reactogenicity (tolerability) and immunogenicity (immune response) of a COVID-19 vaccine candidate, which uses the same recombinant protein-based technology as Flublok®. A total of 440 healthy adults were enrolled in the trial across 11 investigational sites in the United States. First results are anticipated for early December 2020 to support the initiation of a Phase 3 trial planned for December 2020. Permitting data sufficient for licensure application, regulatory approval would be requested in the first half of 2021.
•The multiple myeloma trial for SAR442257, an antiCD38 xCD28xCD3 trispecific antibody, dosed its first patient.
•Following the successful completion of the acquisition of Principia Biopharma Inc, PRN473, a topical, reversible covalent BTK inhibitor for immune mediated diseases, is now in Sanofi’s Phase 1 pipeline.
Agreements related to COVID-19 vaccines
•Sanofi and GSK finalized and signed an Advanced purchase agreement with the EC for the supply of up to 300 million doses of a recombinant protein-based COVID-19 vaccine, subject to vaccine approval. This final agreement confirms the announcement made on July 31 by both companies and marks a key milestone in protecting European populations against COVID-19.
•The same recombinant vaccine candidate was also selected by U.S. government’s Operation Warp Speed, with the U.S. government providing funding of up to $2.1 billion, more than half of which is to support further development of the vaccine, including clinical trials, with the remainder used for manufacturing scale-up and delivery of an initial 100 million doses of the vaccine. Sanofi will receive most of the U.S. government funding. The U.S. government has a further option for the supply of an additional 500 million doses longer term.
•In addition, Sanofi and GSK reached an agreement, with the UK government for the supply of up to 60 million doses of the recombinant vaccine candidate and with the Government of Canada to supply up to 72 million doses.

An update of the R&D pipeline at as of September 30, 2020, is available on our website:
https://www.sanofi.com/en/investors/financial-results-and-events/financial-results/Q3-results-2020

2020 third-quarter and first nine months financial results2
Business Net Income2
In the third quarter of 2020, Sanofi generated net sales of €9,479 million, a decrease of 0.2% and an increase of 5.7% at CER. First nine months Sanofi sales were €26,659 million, an increase of 0.5% and 3.0% at CER.
Third-quarter other revenues decreased 5.2% (stable at CER) to €400 million, reflecting VaxServe sales of non-Sanofi products (€357 million, up 0.8% at CER). First nine months other revenues decreased 11.1% (down 10.4% at CER) to €974 million, including lower VaxServe sales of non-Sanofi products (€828 million, down 8.7% at CER).
Third-quarter Gross Profit decreased 1.0% to €6,720 million (up 4.8% at CER). The gross margin ratio decreased 0.5 percentage points to 70.9% (70.8% at CER) versus the prior year. This decrease reflected the erosion of the Pharmaceuticals gross margin ratio (from 74.5% to 73.3%). The margin accretion from Specialty Care was more than offset by the lower gross margin ratio from General Medicines, reflecting net price adjustments of Plavix® and Avapro® family in China and U.S. Diabetes net price evolution. Vaccines gross margin ratio increased from 67.4% to 68.1%, driven by the influenza vaccines sales growth in the U.S., combined with industrial productivity gains which were partially offset by the impact of lower sales from some vaccine franchises. CHC gross margin ratio improved from 65.5% to 67.1% due to a favorable mix effect. In the first nine months, the gross margin ratio decreased 0.9 percentage point to 71.1% (70.9% at CER) versus the prior year, reflecting the lower ratio in Pharmaceuticals.
Research and Development (R&D) expenses decreased 2.9% to €1,321 million in the third quarter. At CER, R&D expenses increased 0.4% reflecting reallocation of resources towards priority assets as well as a low basis for comparison. In the third quarter of 2019, R&D expenses benefited from payment from Sobi (€45 million) and the restructuring of the immuno-oncology collaboration. In the third quarter, the ratio of R&D to sales decreased 0.4 percentage points to 13.9% compared to the prior year. First nine months R&D expenses decreased 7.4% to €4,013 million (down 6.8% at CER) reflecting smart spending initiatives and a decline in Diabetes R&D expenses. In the first nine months, the ratio of R&D to sales decreased 1.2 percentage points to 15.1% compared to the prior year.
Third-quarter selling general and administrative expenses (SG&A) decreased 5.6% to €2,182 million. At CER, SG&A expenses were down 0.8%, reflecting increased investments in Specialty Care and Vaccines offset by smart spending and operational excellence initiatives. In the third quarter, the ratio of SG&A to sales decreased 1.3 percentage point to 23.0% compared to the prior year. First nine months SG&A expenses decreased 5.0% to €6,789 million (down 3.4% at CER). In the first nine months, the ratio of SG&A to sales was 1.4 percentage points lower at 25.5% compared to the prior year.
Third-quarter operating expenses were €3,503 million, a decrease of 4.6% and 0.4% at CER. First nine months operating expenses were €10,802 million, a decrease of 5.9% and 4.7% at CER.
Third-quarter other current operating income net of expenses was -€182 million versus -€119 million in the prior year. This line included an expense of €229 million (versus a €206 million expense in the third quarter of 2019) corresponding to the share of profit to Regeneron of the monoclonal antibodies Alliance, reimbursement of development costs by Regeneron and the reimbursement of commercialization-related expenses incurred by Regeneron. First nine months other current operating income net of expenses was -€437 million versus -€312 million in the prior year and included a gain of €157 million related to a revaluation of retained Regeneron shares in the second quarter.
The share of profit from associates was €1 million in the third quarter versus €12 million in the prior year. Following the sale of its Regeneron stake at the end of May 2020, Sanofi restated its previously reported non-GAAP indicator (Business Net Income) and excluded the effect of equity method of accounting for Regeneron investment in 2019, Q1 2020 and Q2 2020. In the first nine months, the share of profits from associates was €12 million (versus €22 million in the prior year).
Third-quarter business operating income2 (BOI) increased 1.0% to €3,027 million. At CER, BOI increased 9.2% reflecting the operational leverage driven by smart spending and operational excellence initiatives as well as R&D prioritization. The ratio of BOI to net sales increased 0.3 percentage points to 31.9% versus the prior year. First nine months BOI was €7,710 million, up 5.6% (up 9.6% at CER). In the first nine months, the ratio of BOI to net sales increased 1.4 percentage points to 28.9%, mainly driven by Pharmaceuticals.
Third-quarter and first nine months effective tax rate was stable at 22.0% versus the prior period. Sanofi continues to expect its effective tax rate to be around 22% in 2020.
Third-quarter business net income2 increased 1.0% to €2,299 million and increased 9.4% at CER. The ratio of business net income to net sales increased 0.3 percentage points to 24.3% versus the third quarter of 2019. First nine months business net income2 increased 5.5% to €5,820 million and increased 9.6% at CER. The ratio of business net income to net sales increased 1 percentage point to 21.8% versus the prior year.
In the third quarter of 2020, business earnings per share2 (EPS) increased 0.5% to €1.83 on a reported basis and 8.8% at CER. The average number of shares outstanding was 1,255.7 million versus 1,252.2 million in the prior year. In the first nine months, business earnings per share2 was €4.64, up 5.0% on a reported basis and up 9.3% at CER. The average number of shares outstanding was 1,253.0 million in the first nine months versus 1,248.9 million in the prior year.
2 See Appendix 3 for 2020 third-quarter consolidated income statement; see Appendix 7 for definitions of financial indicators, and Appendix 4 for reconciliation of IFRS net income reported to business net income.

Reconciliation of IFRS net income reported to business net income (see Appendix 4)
In the first nine months of 2020, the IFRS net income was €11,233 million. The main items excluded from the business net income were:
•An amortization charge of €1,287 million related to fair value remeasurement on intangible assets of acquired companies (primarily Genzyme: €423 million, Bioverativ: €251 million, Boehringer Ingelheim CHC business: €151 million, Aventis: €89 million) and to acquired intangible assets (licenses/products: €65 million). These items have no cash impact on the Company.
•An impairment of intangible assets of €325 million related to several projects including Diabetes.
•Restructuring costs and similar items of €868 million is mainly related to streamlining initiatives in Europe (of which €110 million in the third quarter).
•A pre-tax gain of €136 million mainly arising from the divestment of Seprafilm to Baxter.
•A gain of €7,225 million related to the sale of the majority of Sanofi’s Regeneron shares completed on May 29.
•A €163 million tax effect arising from the items listed above, mainly comprising €424 million of deferred taxes generated by amortization and impairments of intangible assets and €261 million associated with restructuring costs and similar items and -€475 million of tax related to the sale of Regeneron shares. (see Appendix 4).
•€313 million corresponding to the share of income related to equity accounting from Regeneron until May 29, 2020. Sanofi non-GAAP indicator (Business net income) does not include the share of income related to equity accounting since it ceased to be an associate on May 29, 2020.
•An income of €30 million net of tax related to restructuring costs of associates and joint ventures and expenses arising from the impact of acquisitions on associates and joint ventures.
Capital Allocation
In the first nine months of 2020, free cash flow3 increased by 39.7% to €5,452 million, after net changes in working capital
(-€933 million), capital expenditures (-€847 million) and other asset acquisitions4 (-€447 million), disposal proceeds4 (€802 million), and payments related to restructuring and similar items (-€660 million). Over the period, acquisitions5 were -€5,767 million (-€3,010 million related to Principia and -€2,245 million related to Synthorx) and proceeds from disposals5 net of tax were €10,332 million (related to sale of Regeneron shares). As a consequence, net debt decreased from €15,107 million at December 31, 2019, to €9,644 million at September 30, 2020 (amount net of €13,014 million cash and cash equivalents).

3 non-GAAP financial measure (definition in Appendix 7).
4Not exceeding €500 million per transaction (inclusive of all payments related to the transaction).
5 Amount of the transaction above €500 million per transaction (inclusive of all payments related to the transaction).

Forward-Looking Statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2019. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices
List of appendices

Investor Relations: (+) 33 1 53 77 45 45 - E-mail: IR@sanofi.com - Media Relations: (+) 33 1 53 77 46 46 - E-mail: MR@sanofi.com Website: www.sanofi.com

Appendix 1: 2020 third-quarter net sales by GBU, franchise, geographic region and product

Q3 2020 (€ million)	Total Sales	% CER	% reported	United States	% CER	Europe	% CER	Rest of the world	% CER
Dupixent	918	68.6%	61.1%	725	67.7%	97	73.2%	96	71.2%
Aubagio	505	6.7%	2.2%	355	2.8%	120	15.4%	30	25.9%
Lemtrada	24	-56.1%	-57.9%	14	-61.8%	7	-57.1%	3	-33.3%
Kevzara	59	28.6%	20.4%	28	-12.1%	18	50.0%	13	300.0%
MS/Neurology/Other I&I	588	2.5%	-2.0%	397	-3.5%	145	10.8%	46	40.0%
Cerezyme	162	6.0%	-3.6%	43	0.0%	62	-3.1%	57	20.7%
Cerdelga	60	18.9%	13.2%	34	20.0%	23	15.0%	3	33.3%
Myozyme	241	11.5%	6.6%	91	18.5%	98	2.1%	52	18.4%
Fabrazyme	204	6.4%	1.0%	102	1.9%	51	6.4%	51	16.0%
Aldurazyme	55	20.4%	12.2%	13	8.3%	20	5.3%	22	44.4%
Rare Disease	745	9.7%	3.3%	283	8.8%	254	2.8%	208	19.4%
Jevtana	134	16.0%	12.6%	63	34.0%	48	14.3%	23	-14.8%
Fasturtec	42	29.4%	23.5%	28	31.8%	11	22.2%	3	33.3%
Libtayo	21	425.0%	425.0%	0	—	19	533.3%	2	100.0%
Sarclisa	13	—	—	9	—	2	—	2	—
Oncology	210	37.6%	33.8%	100	47.2%	80	48.1%	30	-3.2%
Alprolix	109	10.6%	4.8%	80	6.3%	0	—	29	24.0%
Eloctate	152	-1.9%	-6.2%	108	-6.6%	0	—	44	12.5%
Cablivi	31	65.0%	55.0%	21	69.2%	10	66.7%	0	—
Rare Blood Disorder	292	7.3%	2.1%	209	2.8%	10	66.7%	73	16.7%
Specialty Care	2,753	23.8%	18.0%	1,714	24.7%	586	18.7%	453	27.0%
Lantus	657	-7.1%	-12.5%	253	-9.8%	126	-10.5%	278	-2.9%
Toujeo	216	3.7%	-0.9%	66	-4.1%	90	4.7%	60	11.9%
Apidra	79	2.4%	-4.8%	8	-18.2%	32	0.0%	39	10.0%
Soliqua/iGlarLixi	40	27.3%	21.2%	24	8.7%	6	20.0%	10	120.0%
Diabetes	1,146	-4.0%	-9.1%	396	-7.3%	285	-5.9%	465	0.0%
Plavix	205	-39.9%	-42.4%	2	—	29	-21.6%	174	-42.9%
Lovenox	365	17.1%	9.3%	7	-12.5%	169	0.6%	189	36.5%
Renagel / Renvela	63	-22.4%	-25.9%	16	-59.0%	11	-21.4%	36	21.9%
Aprovel	133	-17.8%	-21.3%	7	16.7%	23	-17.9%	103	-19.3%
Synvisc / Synvysc one	56	-19.2%	-23.3%	43	-10.0%	5	-16.7%	8	-47.1%
Mozobil	56	16.0%	12.0%	32	25.0%	14	7.7%	10	0.0%
Thymoglobulin	87	1.1%	-3.3%	52	12.2%	9	0.0%	26	-15.6%
Taxotere	41	2.4%	-2.4%	0	0.0%	1	0.0%	40	2.4%
Eloxatine	52	1.9%	0.0%	0	0.0%	0	-100.0%	52	3.9%
Praluent	50	-16.4%	-18.0%	14	-51.7%	30	25.0%	6	-12.5%
Multaq	79	-5.7%	-9.2%	70	0.0%	6	-40.0%	3	-33.3%
Generics	219	-3.4%	-18.0%	42	22.2%	21	-32.3%	156	-3.5%
Others	1,056	-4.4%	-10.1%	69	-5.2%	496	2.2%	491	-9.8%
Cardiovascular & Established Rx Products	2,462	-7.5%	-13.3%	354	-5.8%	814	-1.5%	1,294	-11.0%
General Medicines	3,608	-6.4%	-12.0%	750	-6.6%	1,099	-2.7%	1,759	-8.4%
Pharmaceuticals	6,361	4.5%	-1.1%	2,464	13.1%	1,685	3.7%	2,212	-2.8%
Polio / Pertussis / Hib	553	13.4%	7.4%	117	57.7%	89	16.9%	347	3.1%
Adult Booster Vaccines	151	-13.2%	-17.0%	92	-19.7%	39	-9.3%	20	23.5%
Meningitis / Pneumonia	214	-26.5%	-31.0%	183	-30.2%	0	0.0%	31	0.0%
Influenza Vaccines	1,065	53.1%	44.9%	833	52.8%	131	52.3%	101	56.5%
Travel and Other Endemic Vaccines	71	-53.5%	-55.3%	17	-53.7%	4	-87.9%	50	-40.0%
Vaccines	2,077	13.6%	7.7%	1,260	19.1%	263	10.4%	554	4.1%
Allergy, Cough and Cold	236	-13.4%	-18.6%	81	16.7%	69	-25.8%	86	-21.6%
Pain	291	5.0%	-4.0%	43	0.0%	129	7.4%	119	4.4%
Digestive	211	0.4%	-5.8%	24	-21.2%	76	5.6%	111	3.4%
Nutritional	159	4.2%	-4.8%	11	10.0%	33	13.3%	115	1.6%
Consumer Healthcare	1,041	-1.1%	-8.3%	250	2.7%	324	-1.5%	467	-2.8%
Company	9,479	5.7%	-0.2%	3,974	14.2%	2,272	3.7%	3,233	-1.7%

2020 first nine months net sales by GBU, franchise, geographic region and product

9M 2020 (€ million)	Total Sales	% CER	% reported	United States	% CER	Europe	% CER	Rest of the world	% CER
Dupixent	2,552	83.5%	82.9%	2,035	81.6%	271	95.0%	246	87.9%
Aubagio	1,573	13.0%	12.6%	1,130	12.0%	351	14.3%	92	21.0%
Lemtrada	92	-58.3%	-58.7%	49	-59.0%	25	-69.6%	18	-22.2%
Kevzara	176	35.9%	34.4%	92	13.6%	55	83.3%	29	55.0%
MS/Neurology/Other I&I	1,841	5.7%	5.1%	1,271	5.2%	431	3.4%	139	17.2%
Cerezyme	530	5.8%	-0.2%	133	-0.7%	187	-2.6%	210	18.0%
Cerdelga	175	17.2%	15.9%	97	11.5%	68	23.6%	10	33.3%
Myozyme	713	6.8%	4.9%	269	10.7%	291	0.0%	153	13.7%
Fabrazyme	617	4.7%	3.2%	308	1.3%	149	8.8%	160	7.6%
Aldurazyme	177	7.1%	4.1%	39	2.6%	59	1.7%	79	13.5%
Rare Disease	2,277	6.7%	3.9%	846	5.0%	754	2.9%	677	13.0%
Jevtana	405	14.0%	13.8%	186	23.8%	140	8.5%	79	3.9%
Fasturtec	114	16.2%	15.2%	73	15.9%	31	10.7%	10	37.5%
Libtayo	48	1125.0%	1100.0%	0	—	43	1333.3%	5	500.0%
Sarclisa	18	—	—	14	—	2	—	2	—
Oncology	585	28.1%	27.5%	273	28.5%	216	35.0%	96	14.1%
Alprolix	335	10.5%	10.2%	241	8.1%	0	—	94	17.3%
Eloctate	482	-5.3%	-4.9%	342	-13.2%	0	—	140	22.1%
Cablivi	83	110.0%	107.5%	54	125.0%	29	93.3%	0	—
Rare Blood Disorder	900	5.8%	5.8%	637	-0.6%	29	93.3%	234	20.0%
Specialty Care	8,155	23.9%	22.7%	5,062	27.0%	1,701	16.2%	1,392	23.0%
Lantus	2,074	-6.9%	-9.2%	727	-15.6%	407	-8.9%	940	1.9%
Toujeo	712	11.4%	9.7%	209	-1.4%	278	10.3%	225	27.7%
Apidra	252	2.7%	-1.6%	23	-36.1%	99	-1.0%	130	17.5%
Soliqua/iGlarLixi	115	41.0%	38.6%	71	20.3%	17	38.5%	27	154.5%
Diabetes	3,622	-3.6%	-5.8%	1,162	-14.2%	903	-2.3%	1,557	4.7%
Plavix	714	-35.6%	-36.4%	7	—	96	-10.3%	611	-38.9%
Lovenox	995	1.5%	-2.8%	22	-15.4%	467	-15.3%	506	23.5%
Renagel / Renvela	194	-14.8%	-15.7%	61	-38.8%	35	-14.6%	98	11.0%
Aprovel	439	-17.5%	-19.2%	19	-5.0%	76	-7.3%	344	-20.0%
Synvisc / Synvysc one	152	-32.0%	-33.3%	106	-30.7%	14	-30.0%	32	-36.4%
Mozobil	155	9.1%	8.4%	90	11.0%	40	5.3%	25	8.7%
Thymoglobulin	236	-9.4%	-10.9%	140	-2.1%	22	-18.5%	74	-18.1%
Taxotere	119	-7.6%	-9.2%	0	-100.0%	2	-33.3%	117	-7.8%
Eloxatine	146	-7.5%	-9.3%	1	-125.0%	1	-50.0%	144	-9.8%
Praluent	196	6.6%	7.1%	82	9.6%	86	-1.1%	28	26.1%
Multaq	233	-6.0%	-6.0%	205	-1.4%	18	-40.0%	10	0.0%
Generics	713	-2.2%	-11.2%	117	1.7%	78	-19.6%	518	-0.2%
Others	3,312	-4.9%	-7.5%	196	-10.4%	1,493	-2.7%	1,623	-6.0%
Cardiovascular & Established Rx Products	7,604	-9.4%	-12.2%	1,046	-7.7%	2,428	-7.3%	4,130	-10.9%
General Medicines	11,226	-7.6%	-10.2%	2,208	-11.3%	3,331	-6.0%	5,687	-7.1%
Pharmaceuticals	19,381	3.3%	1.2%	7,270	12.3%	5,032	0.5%	7,079	-2.4%
Polio / Pertussis / Hib	1,612	10.4%	7.3%	300	11.9%	251	7.7%	1,061	10.6%
Adult Booster Vaccines	344	-16.1%	-17.3%	188	-22.0%	113	-12.4%	43	7.3%
Meningitis / Pneumonia	434	-19.9%	-22.2%	311	-29.3%	1	0.0%	122	19.6%
Influenza Vaccines	1,244	54.0%	46.0%	846	53.8%	136	54.5%	262	54.4%
Travel and Other Endemic Vaccines	225	-45.4%	-45.9%	60	-47.8%	42	-58.8%	123	-37.2%
Vaccines	3,913	5.9%	2.4%	1,751	4.9%	544	-2.0%	1,618	9.9%
Allergy, Cough and Cold	876	-1.8%	-3.4%	295	13.1%	246	-10.8%	335	-5.4%
Pain	926	3.8%	-1.9%	141	2.2%	400	1.5%	385	6.6%
Digestive	637	-13.6%	-16.4%	62	-54.4%	243	-1.2%	332	-7.1%
Nutritional	467	5.6%	0.0%	34	17.2%	95	-1.0%	338	6.5%
Consumer Healthcare	3,365	-1.5%	-5.0%	833	-2.8%	1,041	-2.4%	1,491	-0.1%
Company	26,659	3.0%	0.5%	9,854	9.4%	6,617	-0.2%	10,188	-0.3%

Appendix 2: Business net income statement

Third Quarter 2020	Pharmaceuticals			Consumer Healthcare			Vaccines			Others(2)			Total Group
€ million	Q3 2020	Q3 2019(1)	Change	Q3 2020	Q3 2019(1)	Change	Q3 2020	Q3 2019(1)	Change	Q3 2020	Q3 2019(1)	Change	Q3 2020	Q3 2019(1)	Change
Net sales	6,361	6,435	-1.1%	1,041	1,135	-8.3%	2,077	1,929	7.7%	—	—	—%	9,479	9,499	-0.2%
Other revenues	28	34	-17.6%	13	15	-13.3%	359	373	-3.8%	—	—	—%	400	422	-5.2%
Cost of Sales	(1,726)	(1,672)	3.2%	(356)	(407)	-12.5%	(1,022)	(1,001)	2.1%	(55)	(54)	1.9%	(3,159)	(3,134)	0.8%
As % of net sales	(27.1)%	(26.0)%		(34.2)%	(35.9)%		(49.2)%	(51.9)%					(33.3)%	(33.0)%
Gross Profit	4,663	4,797	-2.8%	698	743	-6.1%	1,414	1,301	8.7%	(55)	(54)	1.9%	6,720	6,787	-1.0%
As % of net sales	73.3%	74.5%		67.1%	65.5%		68.1%	67.4%					70.9%	71.4%
Research and development expenses	(1,019)	(1,075)	-5.2%	(33)	(33)	—%	(181)	(152)	19.1%	(88)	(100)	-12.0%	(1,321)	(1,360)	-2.9%
As % of net sales	(16.0)%	(16.7)%		(3.2)%	(2.9)%		(8.7)%	(7.9)%					(13.9)%	(14.3)%
Selling and general expenses	(1,193)	(1,252)	-4.7%	(337)	(359)	-6.1%	(201)	(198)	1.5%	(451)	(502)	-10.2%	(2,182)	(2,311)	-5.6%
As % of net sales	(18.8)%	(19.5)%		(32.4)%	(31.6)%		(9.7)%	(10.3)%					(23.0)%	(24.3)%
Other current operating income/expenses	(189)	(156)		(2)	35		(3)	3		12	(1)		(182)	(119)
Share of profit/loss of associates* and joint ventures (3)	(1)	—		—	3		2	9		—	—		1	12
Net income attributable to non controlling interests	(8)	(10)		(1)	(2)		—	—		—	—		(9)	(12)
Business operating income	2,253	2,304	-2.2%	325	387	-16.0%	1,031	963	7.1%	(582)	(657)	-11.4%	3,027	2,997	1.0%
As % of net sales	35.4%	35.8%		31.2%	34.1%		49.6%	49.9%					31.9%	31.6%

							Financial income and expenses						(76)	(80)
							Income tax expenses						(652)	(641)
							Tax rate**						22.0%	22.0%
							Business net income						2,299	2,276	1.0%
							As % of net sales						24.3%	24.0%

							Business earnings / share(in euros)***						1.83	1.82	0.5%
*    Net of tax.
**    Determined based on Business income before tax, associates, and non-controlling interests.
***    Based on an average number of shares outstanding of 1,255.7 million in the third quarter of 2020 and 1,252.2 million in the third quarter of 2019.
(1)In 2019, change of presentation according to the Company new management reporting basis for 2020 and including the Impact of lease standard IFRS 16, effective January 1, 2019, in order to be reported under IFRS 16 and its related interpretations for comparison purposes.
(2)Other includes the cost of global support functions (Finance, Human Resources, Information Solution & Technologies, Sanofi Business Services, etc.…).
(3)The line "Share of profits/loss of associates and joint-ventures " has been restated in 2019 to exclude any effect of equity method accounting for Regeneron investment as a consequence of the sale of the entire equity investment in Regeneron (with the exception of 400,000 shares retained by Sanofi) on May 29th 2020.

9 Months 2020	Pharmaceuticals			Consumer Healthcare			Vaccines			Others(2)			Total Group
€ million	9M 2020	9M 2019(1)	Change	9M 2020	9M 2019(1)	Change	9M 2020	9M 2019(1)	Change	9M 2020	9M 2019(1)	Change	9M 2020	9M 2019(1)	Change
Net sales	19,381	19,153	1.2%	3,365	3,542	-5.0%	3,913	3,823	2.4%	—	—	—%	26,659	26,518	0.5%
Other revenues	98	137	-28.5%	43	42	2.4%	833	917	-9.2%	—	—	—%	974	1,096	-11.1%
Cost of Sales	(5,153)	(4,911)	4.9%	(1,126)	(1,190)	-5.4%	(2,206)	(2,256)	-2.2%	(181)	(159)	13.8%	(8,666)	(8,516)	1.8%
As % of net sales	(26.6)%	(25.6)%		(33.5)%	(33.6)%		(56.4)%	(59.0)%					(32.5)%	(32.1)%
Gross Profit	14,326	14,379	-0.4%	2,282	2,394	-4.7%	2,540	2,484	2.3%	(181)	(159)	13.8%	18,967	19,098	-0.7%
As % of net sales	73.9%	75.1%		67.8%	67.6%		64.9%	65.0%					71.1%	72.0%
Research and development expenses	(3,162)	(3,498)	-9.6%	(94)	(104)	-9.6%	(505)	(447)	13.0%	(252)	(283)	-11.0%	(4,013)	(4,332)	-7.4%
As % of net sales	(16.3)%	(18.3)%		(2.8)%	(2.9)%		(12.9)%	(11.7)%					(15.1)%	(16.3)%
Selling and general expenses	(3,665)	(3,931)	-6.8%	(1,097)	(1,119)	-2.0%	(587)	(572)	2.6%	(1,440)	(1,524)	-5.5%	(6,789)	(7,146)	-5.0%
As % of net sales	(18.9)%	(20.5)%		(32.6)%	(31.6)%		(15.0)%	(15.0)%					(25.5)%	(26.9)%
Other current operating income/expenses	(339)	(384)		19	140		1	(3)		(118)	(65)		(437)	(312)
Share of profit/loss of associates* and joint ventures (3)	3	4		7	9		2	9		—	—		12	22
Net income attributable to non controlling interests	(25)	(22)		(5)	(5)		—	—		—	—		(30)	(27)
Business operating income	7,138	6,548	9.0%	1,112	1,315	-15.4%	1,451	1,471	-1.4%	(1,991)	(2,031)	-2.0%	7,710	7,303	5.6%
As % of net sales	36.8%	34.2%		33.0%	37.1%		37.1%	38.5%					28.9%	27.5%

							Financial income and expenses						(243)	(230)
							Income tax expenses						(1,647)	(1,557)
							Tax rate**						22.0%	22.0%
							Business net income						5,820	5,516	5.5%
							As % of net sales						21.8%	20.8%

							Business earnings / share(in euros)***						4.64	4.42	5.0%
*    Net of tax.
**    Determined based on Business income before tax, associates, and non-controlling interests.
***    Based on an average number of shares outstanding of 1,253 million in the nine first months of 2020 and 1,248.9 million in the nine first months of 2019.
(1)In 2019, change of presentation according to the Company new management reporting basis for 2020 and including the Impact of lease standard IFRS 16, effective January 1, 2019, in order to be reported under IFRS 16 and its related interpretations for comparison purposes.
(2)Other includes the cost of global support functions (Finance, Human Resources, Information Solution & Technologies, Sanofi Business Services, etc.…).
(3) The line "Share of profits/loss of associates and joint-ventures " has been restated in 2019 to exclude any effect of equity method accounting for Regeneron investment as a consequence of the sale of the entire equity investment in Regeneron (with the exception of 400,000 shares retained by Sanofi) on May 29th 2020.

Appendix 3: Consolidated income statements

€ million	Q3 2020	Q3 2019	9M 2020	9M 2019
Net sales	9,479	9,499	26,659	26,518
Other revenues	400	422	974	1,096
Cost of sales	(3,176)	(3,134)	(8,719)	(8,519)
Gross profit	6,703	6,787	18,914	19,095
Research and development expenses	(1,321)	(1,360)	(4,013)	(4,332)
Selling and general expenses	(2,182)	(2,311)	(6,789)	(7,146)
Other operating income	242	122	523	396
Other operating expenses	(424)	(241)	(1,117)	(708)
Amortization of intangible assets	(404)	(520)	(1,287)	(1,636)
Impairment of intangible assets (1)	(2)	(183)	(325)	(2,023)
Fair value remeasurement of contingent consideration	22	52	76	242
Restructuring costs and similar items	(110)	(157)	(868)	(904)
Other gains and losses, and litigation (2)	—	(57)	136	260
Gain on Regeneron investment as result of transaction completed on May 29th, 2020 (3)	—	—	7,382	—
Operating income	2,524	2,132	12,632	3,244
Financial expenses	(91)	(109)	(289)	(353)
Financial income	15	29	46	123
Income before tax and associates and joint ventures	2,448	2,052	12,389	3,014
Income tax expense	(490)	(268)	(1,484)	(281)
Share of profit/(loss) of associates and joint ventures	1	91	355	207
Net income excluding the exchanged/held-for-exchange Animal Health business	1,959	1,875	11,260	2,940
Net income/(loss) of the exchanged/held-for-exchange Animal Health business	—	(100)	—	(100)
Net income	1,959	1,775	11,260	2,840
Net income attributable to non-controlling interests	7	9	27	24
Net income attributable to equity holders of Sanofi	1,952	1,766	11,233	2,816
Average number of shares outstanding (million)	1,255.7	1,252.2	1,253.0	1,248.9
IFRS Earnings per share (in euros)	1.55	1.41	8.96	2.25
(1)In 2019, mainly related to Eloctate Impairment.
(2)In 2020, includes mainly the gain on the sale of operations related to the Seprafilm product to Baxter. In 2019, net gain of € 317 million related to litigation.
(3)This line includes the pre-tax income from the sale of Regeneron shares following the public offer for sale and Regeneron's repurchase on May 29, 2020. This amount does not include the gain related to the remeasurement at fair value of the 400,000 retained shares that could be used to finance the R&D collaboration under the letter of agreement dated 2018.

Appendix 4: Reconciliation of Net income attributable to equity holders of Sanofi to Business net income

€ million	Q3 2020	Q3 2019 (1)	9M 2020	9M 2019 (1)
Net income attributable to equity holders of Sanofi	1,952	1,766	11,233	2,816
Amortization of intangible assets (2)	404	520	1,287	1,636
Impairment of intangible assets (3)	2	183	325	2,023
Fair value remeasurement of contingent consideration	(22)	(52)	(76)	(242)
Expenses arising from the impact of acquisitions on inventories	17	—	53	3
Restructuring costs and similar items	110	157	868	904
Other gains and losses, and litigation (4)	—	57	(136)	(260)
Gain on sale of Regeneron shares on May 29, 2020 (5)	—	—	(7,225)	—
Tax effect of the items listed above:	(162)	(373)	(163)	(1,276)
Amortization and impairment of intangible assets	(122)	(195)	(424)	(906)
Fair value remeasurement of contingent consideration	(1)	(20)	1	4
Expenses arising from the impact of acquisitions on inventories	(3)	—	(8)	—
Restructuring costs and similar items	(29)	(50)	(261)	(247)
Gain on sale of Regeneron shares on May 29, 2020	—	—	475	—
Other tax effects	(7)	(108)	54	(127)
Share of items listed above attributable to non-controlling interests	(2)	(3)	(3)	(3)
Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	—	41	(30)	94
Effect of discontinuation of use of equity method for Regeneron investment (6)	—	(120)	(313)	(279)
Animal Health Items	—	100	—	100
Business net income	2,299	2,276	5,820	5,516
IFRS earnings per share (7) (in euros)	1.55	1.41	8.96	2.25
(1)Business operating Income restated to exclude any effect of equity method accounting for Regeneron investment and to include the Impact of lease standard IFRS 16 for comparison purposes.
(2)Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €383 million in the third quarter of 2020 and €496 million in the third quarter of 2019.
(3)In 2019, mainly related to Eloctate Impairment.
(4)In 2020, includes mainly the gain on the sale of operations related to the Seprafilm product to Baxter. In 2019, net gain of € 317 million related to litigation.
(5)This line includes the result of the sale of 13 million of Regeneron’s shares as part of the public offering and of the 9.8 million of its shares repurchased by Regeneron. The amount does not include the gain related to the remeasurement at fair value at this date of the 400,000 retained shares.
(6)Our non-GAAP indicator (Business Net Income) does not include the share of income related to equity accounting from Regeneron since it ceased to be an associate on May 29, 2020. As a result, this line reflects that exclusion up to this date.
(7)Q3: Based on an average number of shares outstanding of 1,255.7 million in the third quarter of 2020 and 1,252.2 million in the third quarter of 2019.
9M : Based on an average number of shares outstanding of 1,253 million in the nine first months of 2020 and 1,248.9 million in the nine first months of 2019.

Appendix 5: Change in net debt

€ million	9M 2020	9M 2019	(1)
Business net income	5,820	5,516
Depreciation & amortization & impairment of property, plant and equipment and software	1,125	1,157
Other non-cash items	592	651
Operating cash flow before change in working capital	7,537	7,324
Changes in Working Capital	(933)	(1,365)
Acquisitions of property, plant and equipment and software	(847)	(992)
Free cash flow before restructuring, acquisitions and disposals	5,757	4,967
Acquisitions of intangibles assets, investments and other long-term financial assets (2)	(447)	(464)
Restructuring costs and similar items paid	(660)	(917)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets net of taxes (2)	802	317
Free cash flow	5,452	3,903
Acquisitions of investments in consolidated undertakings including assumed debt (3)	(5,767)	—
Proceeds from disposals of assets net of taxes (3)	—	672
Proceeds from Sale of Regeneron Shares on May 29,2020 net of taxes	10,332	—
Net cash flow from the swap between BI- CHC and Sanofi Animal Health business	—	105
Issuance of Sanofi shares	194	107
Acquisition of treasury shares	(361)	(9)
Dividends paid to shareholders of Sanofi	(3,937)	(3,834)
Other items	(450)	(226)
Change in net debt	5,463	718
Beginning of period	15,107	17,628
Closing of net debt	9,644	16,910
(1)Excluding any effect of equity method accounting for Regeneron investment and including the impact of lease standard IFRS 16, for comparison purposes.
(2)Free cash flow includes investments and divestments not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).
(3)Includes transactions that are above a cap of €500 million per transaction (inclusive of all payments related to the transaction).

Appendix 6: Currency sensitivity
2020 business EPS currency sensitivity

Currency	Variation	Business EPS Sensitivity
U.S. Dollar	+0.05 USD/EUR	-EUR 0.13
Japanese Yen	+5 JPY/EUR	-EUR 0.02
Chinese Yuan	+0.2 CNY/EUR	-EUR 0.02
Brazilian Real	+0.4 BRL/EUR	-EUR 0.01
Russian Ruble	+10 RUB/EUR	-EUR 0.03
Currency exposure on Q3 2020 sales

Currency	Q3 2020
US $	43.0%
Euro €	20.9%
Chinese Yuan	6.5%
Japanese Yen	4.1%
Brazilian Real	1.8%
Canadian $	1.6%
British Pound	1.4%
Mexican Peso	1.4%
Russian Ruble	1.3%
Turkish Lyra	1.2%
Others	16.8%
Currency average rates

	Q3 2019	Q3 2020	Change
€/$	1.11	1.17	+5.2%
€/Yen	119.33	124.05	+4.0%
€/Yuan	7.81	8.09	+3.6%
€/Real	4.42	6.29	+42.4%
€/Ruble	71.86	86.28	+20.1%

Appendix 7: Definitions of non-GAAP financial indicators
Company sales at constant exchange rates (CER)
When we refer to changes in our net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.
We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.
Reconciliation of net sales to Company sales at constant exchange rates for the third quarter and the first nine months of 2020

€ million	Q3 2020	9M 2020
Net sales	9,479	26,659
Effect of exchange rates	(561)	(665)
Company sales at constant exchange rates	10,040	27,324
Business net income
Sanofi publishes a key non-GAAP indicator. Following the Regeneron shares transaction that was completed on May 29, 2020, the definition of the non-GAAP financial measure “Business net income” has been revised such that Share of profit/(loss) from investments accounted for using the equity method excludes the effects of applying the equity method to the investment in Regeneron. The comparative periods of 2019 presented have been restated to reflect that adjustment.
Business net income is defined as net income attributable to equity holders of Sanofi excluding:
•amortization of intangible assets,
•impairment of intangible assets,
•fair value remeasurement of contingent consideration related to business combinations or to disposals,
•other impacts associated with acquisitions (including impacts of acquisitions on associates and joint ventures),
•restructuring costs and similar items(1),
•other gains and losses (including gains and losses on disposals of non-current assets(1)),
•costs or provisions associated with litigation(1),
•gain on Regeneron investment as a result of the transaction completed on May 29, 2020 (the amount does not include the gain related to the remeasurement at fair value at this date of the 400,000 retained shares),
•tax effects related to the items listed above as well as effects of major tax disputes,
•effect of equity method accounting for Regeneron investment (excluded from Business net income as a consequence of the sale of the entire equity investment in Regeneron (with the exception of 400,000 shares retained by Sanofi) on May 29th 2020,
•net income attributable to non-controlling interests related to the items listed above.
(1) Reported in the line items Restructuring costs and similar items and Gains and losses on disposals, and litigation, which are defined in Notes B.19. and B.20. to our consolidated financial statements.
Free cash flow
Free cash flow is a non-GAAP financial indicator which is reviewed by our management, and which we believe provides useful information to measure the net cash generated from the Company’s operations that is available for strategic investments1 (net of divestments1), for debt repayment, and for capital return to shareholders. Free Cash Flow is determined from the Business Net Income adjusted for depreciation, amortization and impairment, share of profit/loss in associates and joint ventures net of dividends received, gains & losses on disposals, net change in provisions including pensions and other post-employment benefits, deferred taxes, share-based expense and other non-cash items. It comprises net changes in working capital, capital expenditures and other asset acquisitions2 net of disposal proceeds2, and payments related to restructuring and similar items. Free cash flow is not defined by IFRS and it is not a substitute measure for the IFRS aggregate net cash flows in operating activities.
1 Amount of the transaction above a cap of €500 million per transaction (inclusive of all payments related to the transaction).
2 Not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).

IFRS 16
The new lease accounting standard (IFRS16) impact mainly comes from the amortization of the lease asset recognized on a straight-line basis while the interest expense decreases over the life of the lease. IFRS16 standard is effective as of January 1, 2019. The impact on business EPS is -2 cents in 2019. The 2019 business net income statements including the effect of (i) the lease accounting standard IFRS 16 and (ii) some expenses reported differently in the segment information to conform with the company’s new management reporting is available on Sanofi’s internet website:
https://www.sanofi.com/en/investors/company-overview/key-financial-data